SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	NEWS RELEASE, DATED NOVEMBER 25, 2013.

DOCUMENT 1

NEWS RELEASE

November 25, 2013

BLACKBERRY ANNOUNCES MANAGEMENT AND BOARD CHANGES

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced that as part of the on-going reorganization of BlackBerry, Kristian Tear, the Company’s Chief Operating Officer, and Frank Boulben, the Company’s Chief Marketing Officer, will leave the Company.  BlackBerry also announced that James Yersh will replace Brian Bidulka as its Chief Financial Officer.  Yersh, who has worked at BlackBerry since 2008, previously served as Senior Vice President, Controller and as the Company’s head of Compliance.  Bidulka will stay on as a special advisor to the CEO for the remainder of the fiscal year to assist with the transition.

“I thank Kristian and Frank for their efforts on behalf of BlackBerry.  I look forward to working more directly with the talented teams of engineers, and the sales and marketing teams around the world to facilitate the BlackBerry turn-around and to drive innovation,” said John Chen, Executive Chair and CEO of BlackBerry.  “I also thank Brian for his eight years of dedicated service to BlackBerry.  I look forward to working with James and his Finance team as we move forward, execute on our plans and deliver long-term value for our shareholders.”

Chen added, “BlackBerry has a strong cash position and continues, by a significant margin, to be the top provider of trusted and secure mobile device management solutions to enterprise customers around the world. Building on this core strength, and in conjunction with these management changes, I will continue to align my senior management team and organizational structure, and refine the Company’s strategy to ensure we deliver the best devices, mobile security and device management through BES 10, provide multi-platform messaging solutions with BBM, and expand adoption of QNX embedded systems.”

BlackBerry also announced today that Roger Martin, a Board member since 2007, has resigned.  “Our Board has benefitted from Roger’s expertise and insights over the past six years and we wish him the best,” said Barbara Stymiest, Board Member and Former Chair of the Board.

James Yersh has more than 15 years of experience in the technology and telecommunications industries.  Yersh previously served as the Senior Vice President, Controller and head of Compliance for BlackBerry.  Prior to joining BlackBerry in 2008, he held various senior positions at Cognos Incorporated and Deloitte.

Third Quarter Fiscal 2014 Results Conference Call Details

BlackBerry will discuss additional details around this announcement when it reports results for the third quarter of fiscal 2014 on December 20th, 2013. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html.  A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4612570# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET January 3, 2014.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 25, 2013	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer